Shareholder Meeting Results

Annual Shareholder Meeting Results
The Funds held their annual meetings of shareholders on December 18, 2014. Common/Preferred shareholders voted as indicated below:

PIMCO Municipal Income Fund III

Election of Craig Dawson Class III to serve until the annual meeting for the 2017-2018 fiscal year Affirmative 28,000,025
Withheld Authority 1,009,359

Re-election of Deborah A. DeCotis Class III to serve until the annual meeting for the 2017-2018 fiscal year
Affirmative 27,656,828
Withheld Authority 1,352,556

Re-election of John C. Maney Class III to serve until the
annual meeting for the 2017 2018 fiscal year Affirmative
27,997,054
Withheld Authority 1,012,330

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Hans W. Kertess, William B. Ogden,
IV, James A. Jacobson, Bradford K. Gallagher and Alan
Rappaport continued to serve as Trustees of the Fund.

Interested Trustee